File Nos. 333-283470
811-24014

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Pre-Effective Amendment No. 2	[X]
Post-Effective Amendment No.	[]
and/or
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 12	[X]
(Check Appropriate Box or Boxes)

USL Separate Account RS
(Exact Name of Registrant)
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
(Name of Depositor)
1133 Avenue of the Americas, 33rd Floor, New York, NY 10036
(Address of Depositor’s Principal Offices) (Zip Code)
Depositor’s Telephone Number, including Area Code: (713) 831-3575
Johnpaul S. Van Maele
The United States Life Insurance Company in the City of New York
2919 Allen Parkway, Houston, Texas 77019
(Name and Address of Agent for Service for Depositor, Registrant and Guarantor)
Approximate Date of Proposed Public Offering: As soon as practicable after effective date of the Registration Statement
It is proposed that this filing will become effective:
☐ immediately upon filing pursuant to paragraph (b) of Rule 485
☐ on pursuant to paragraph (b) of Rule 485
☐ 60 days after filing pursuant to paragraph (a)(1) of Rule 485
☐ on (date) pursuant to paragraph (a)(1) of Rule 485.
If appropriate, check the following box:
☐ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
Check each box that appropriately characterizes the Registrant:
☒ New Registrant (as applicable, a Registered Separate Account or Insurance Company that has not filed a Securities Act registration statement or amendment thereto within 3 years preceding this filing)
☐ Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”))
☐ If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act
☐ Insurance Company relying on Rule 12h-7 under the Exchange Act
☐ Smaller reporting company (as defined by Rule 12b-2 under the Exchange Act)
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
Title of Securities Being Registered: Units of interest in USL Separate Account RS of The United States Life Insurance Company in the City of New York under variable annuity contracts.

EXPLANATORY NOTE

This Pre-Effective Amendment No. 2 under the Securities Act of 1933, as amended (Amendment No. 12 under the Investment Company Act of 1940, as amended) to the Registration Statement on Form N-4 (the “Registration Statement”) of The United States Life Insurance Company in the City of New York Separate Account RS (the “Registrant”) is to amend the signatures page in Part C of the Registration Statement.

Registrant does not intend for this Pre-Effective Amendment No. 2 and Amendment No. 12 to delete from this Registration Statement, any document included in the Registration Statement but not filed herein including any currently effective prospectus, Statement of Additional Information, or supplements thereto. Part A (Prospectus) and Part B (Statement of Additional Information) filed on August 27, 2025 (File No. 333-283470) are incorporated by reference.

Part C — Other InformatiON
Item 27.

Exhibit Number	Description	Location
(a)	Board of Directors Resolution Establishing USL Separate Account RS on June 14, 2024	Incorporated by reference to Initial Registration Statement of Form N-4, File Nos. 333-283470 and 811-24014, filed on November 26, 2024, Accession No. 0001193125-24-266067.
(b)	Custodian Agreements	Not Applicable.
(c)	Distribution Agreement	Incorporated by reference to Post-Effective Amendment No. 24 and Amendment No. 24, File Nos. 333-178841 and 811-08810, filed on April 25, 2019, Accession No. 0001193125-19-119350.
(d)(1)	Specimen Certificate of Participation under Group Annuity Contract (Form UITG-525P)	Incorporated by reference to Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 6, File Nos. 333-283470 and 811-24014, filed on August 27, 2025, Accession No. 0001193125-25-189869.
(d)(2)	Specimen Group Annuity Contract. (Form UITG-525)	Incorporated by reference to Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 6, File Nos. 333-283470 and 811-24014, filed on August 27, 2025, Accession No. 0001193125-25-189869.
(e)	Specimen Group Master Application	Incorporated by reference to Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 6, File Nos. 333-283470 and 811-24014, filed on August 27, 2025, Accession No. 0001193125-25-189869.
(f)(1)	Copy of the Bylaws of the United States Life Insurance Company in the City of New York, amended and restated December 14, 2010	Incorporated by reference to Post-Effective AmendmentNo. 1 and Amendment No. 2, File Nos. 333-171493 and811-04865-01, filed on May 2, 2011, AccessionNo. 0001193125-11-120900.
(g)	Reinsurance Contracts	Not Applicable.
(h)(1)(i)	Participation Agreement between USL and Allspring Funds Management, and Allspring Funds Distributor, LLC., dated as of April 9, 2025	Incorporated by reference to Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 6, File Nos. 333-283470 and 811-24014, filed on August 27, 2025, Accession No. 0001193125-25-189869.
(h)(1)(ii)	Administrative Services Agreement between USL and Allspring Funds Management, and Allspring Funds Distributor, LLC., dated as of April 9, 2025	Incorporated by reference to Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 6, File Nos. 333-283470 and 811-24014, filed on August 27, 2025, Accession No. 0001193125-25-189869.
(h)(2)(i)	Participation and Service Agreement between USL and Capital Client Group Inc., and American Funds Service Company, dated as of May 9, 2025	Incorporated by reference to Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 6, File Nos. 333-283470 and 811-24014, filed on August 27, 2025, Accession No. 0001193125-25-189869.
h(3)(i)	Participation Agreement between USL and Fidelity Distributors Company LLC. dated as of March 7, 2025	Incorporated by reference to Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 6, File Nos. 333-283470 and 811-24014, filed on August 27, 2025, Accession No. 0001193125-25-189869.
h(3)(ii)	Amendment No. 1 to Participation Agreement between USL and Fidelity Distributors Company LLC. dated as of March 7, 2025	Incorporated by reference to Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 6, File Nos. 333-283470 and 811-24014, filed on August 27, 2025, Accession No. 0001193125-25-189869.
h(3)(iii)	Administrative Services Agreement between USL and Fidelity Institutional Operations Company LLC. dated as of March 7, 2025	Incorporated by reference to Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 6, File Nos. 333-283470 and 811-24014, filed on August 27, 2025, Accession No. 0001193125-25-189869.
h(4)(i)	Participation Agreement between USL and Franklin Value Investors Trust, Franklin Mutual Advisers, LLC., and Franklin Distributors, LLC. dated as of April 24, 2025	Incorporated by reference to Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 6, File Nos. 333-283470 and 811-24014, filed on August 27, 2025, Accession No. 0001193125-25-189869.

Exhibit Number	Description	Location
h(4)(ii)	Administrative Services Agreement between USL and Franklin Distributors LLC. dated as of April 24, 2025	Incorporated by reference to Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 6, File Nos. 333-283470 and 811-24014, filed on August 27, 2025, Accession No. 0001193125-25-189869.
h(5)(i)	Participation Agreement between USL and Impax Funds Series Trust I and Impax Trust III, and Foreside Financial Services, LLC. dated as of March 28, 2025	Incorporated by reference to Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 6, File Nos. 333-283470 and 811-24014, filed on August 27, 2025, Accession No. 0001193125-25-189869.
h(5)(ii)	Administrative Services Agreement between USL and Impax Funds Series Trust I and Impax Trust III. dated as of March 28, 2025	Incorporated by reference to Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 6, File Nos. 333-283470 and 811-24014, filed on August 27, 2025, Accession No. 0001193125-25-189869.
h(6)(i)	Participation Agreement between USL and JPMorgan Trust II, J.P Morgan Investment Management Inc., and JPMorgan Distribution Services, Inc., dated as of June 1, 2025	Incorporated by reference to Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 6, File Nos. 333-283470 and 811-24014, filed on August 27, 2025, Accession No. 0001193125-25-189869.
h(6)(ii)	Administrative Services Agreement between USL and JPMorgan Distribution Services, Inc., dated as of February 19, 2005	Incorporated by reference to Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 6, File Nos. 333-283470 and 811-24014, filed on August 27, 2025, Accession No. 0001193125-25-189869.
h(7)(i)	Participation Agreement between USL and Nuveen Securities, LLC. dated as of July 31, 2025	Incorporated by reference to Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 6, File Nos. 333-283470 and 811-24014, filed on August 27, 2025, Accession No. 0001193125-25-189869.
h(7)(ii)	Administrative Services Agreement between USL and Nuveen Securities LLC. dated as of July 31, 2025	Incorporated by reference to Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 6, File Nos. 333-283470 and 811-24014, filed on August 27, 2025, Accession No. 0001193125-25-189869.
h(8)(i)	Participation Agreement between USL and Parnassus Investments, LLC., and Parnassus Funds Distributor, LLC. dated as of January 26, 2025	Incorporated by reference to Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 6, File Nos. 333-283470 and 811-24014, filed on August 27, 2025, Accession No. 0001193125-25-189869.
h(8)(ii)	Administrative Services Agreement between USL and Parnassus Investments, LLC. dated as of January 26, 2025	Incorporated by reference to Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 6, File Nos. 333-283470 and 811-24014, filed on August 27, 2025, Accession No. 0001193125-25-189869.
h(9)(i)	Participation Agreement between USL and PGIM Investments LLC., and Prudential Investment Management Services LLC. dated as of February 26, 2025	Incorporated by reference to Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 6, File Nos. 333-283470 and 811-24014, filed on August 27, 2025, Accession No. 0001193125-25-189869.
h(9)(ii)	Administrative Services Agreement between USL and Prudential Mutual Fund Services LLC. dated as of February 26, 2025	Incorporated by reference to Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 6, File Nos. 333-283470 and 811-24014, filed on August 27, 2025, Accession No. 0001193125-25-189869.
h(10)(i)	Participation Agreement between USL and T. Rowe Price Investment Services Inc., T. Rowe Price Services Inc., and T. Rowe Price Associates, Inc., dated as of May 1, 2025	Incorporated by reference to Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 6, File Nos. 333-283470 and 811-24014, filed on August 27, 2025, Accession No. 0001193125-25-189869.
h(10)(ii)	Administrative Services Agreement between USL and T. Rowe Price Services, Inc., dated as of May 1, 2025	Incorporated by reference to Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 6, File Nos. 333-283470 and 811-24014, filed on August 27, 2025, Accession No. 0001193125-25-189869.
h(11)(i)	Participation Agreement between USL and The Vanguard Group, Inc., dated as of March 13, 2025	Incorporated by reference to Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 6, File Nos. 333-283470 and 811-24014, filed on August 27, 2025, Accession No. 0001193125-25-189869.

Exhibit Number	Description	Location
h(12)(i)	Participation Agreement between USL and Victory Capital Management Inc., and Victory Capital Services, Inc., date as of March 7, 2025	Incorporated by reference to Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 6, File Nos. 333-283470 and 811-24014, filed on August 27, 2025, Accession No. 0001193125-25-189869.
h(12)(ii)	Administrative Services Agreement between USL and Victory Capital Management Inc. dated as of March 7, 2025	Incorporated by reference to Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 6, File Nos. 333-283470 and 811-24014, filed on August 27, 2025, Accession No. 0001193125-25-189869.
(i)	Administrative Contracts	Not Applicable.
(j)	Other Material Contracts	Not Applicable.
(k)	Legal Opinion	Incorporated by reference to Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 6, File Nos. 333-283470 and 811-24014, filed on August 27, 2025, Accession No. 0001193125-25-189869.
(l)	Consent of Independent Registered Public Accounting Firm- PricewaterhouseCoopers LLP.	Filed herewith.
(m)	Omitted Financial Statements	None.
(n)	Initial Capital Agreements	Not Applicable.
(o)	Form of Initial Summary Prospectus	Incorporated by reference to Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 6, File Nos. 333-283470 and 811-24014, filed on August 27, 2025, Accession No. 0001193125-25-189869.
(p)	Power of Attorney — The United States Life Insurance Company in the City of New York	Incorporated by reference to Initial Registration Statement of Form N-4, File No. 333-284520, filed on January 27, 2025, Accession No. 0001193125-25-013258.
Item 28.  Directors and Officers of the Depositor
The directors and principal officers of the Company are set forth below. The business address of each officer and director is 1133 Avenue of the Americas, 33rd Floor, New York, NY 10036, unless otherwise noted.
Names, Positions and Offices Held with Depositor
Christopher B. Smith (8)	Director, Chairman of the Board, and President
Christopher P. Filiaggi (8)	Director, Senior Vice President, and Chief Financial Officer
Lisa M. Longino (8)	Director, Executive Vice President, and Chief Investment Officer
Jonathan J. Novak (1)	Director, President, Institutional Markets
Bryan A. Pinsky (2)	Director, President, Individual Retirement
William J. Carr	Director
Glen D. Keller	Director
Sandra M. McDermott	Director
John P. Byrne (3)	President, Financial Distributor
Terri N. Fiedler (3)	President, Group Retirement
Steven D. (“Doug”) Caldwell, Jr.	Executive Vice President and Chief Risk Officer
David Ditillo (6)	Executive Vice President and Chief Information Officer
Elizabeth B. Cropper	Executive Vice President and Chief Human Resources Officer
Emily W. Gingrich	Senior Vice President, Chief Actuary and Corporate Illustration Actuary
Patricia M. Schwartz	Senior Vice President, Head of Valuation and Financial Reporting, and Appointed Actuary
Sai P. Raman (7)	Senior Vice President, Institutional Markets
Eric G. Tarnow	Senior Vice President, Life Products
Mallary L. Reznik (2)	Senior Vice President, General Counsel and Assistant Secretary
Christina M. Haley (2)	Senior Vice President, Individual Retirement Products
Christopher V. Muchmore	Senior Vice President, Chief Financial Officer, Individual Retirement
Brigitte K. Lenz	Vice President and Controller

Names, Positions and Offices Held with Depositor
Jennifer A. Roth (2)	Vice President and Chief Compliance Officer, and 38a-1 Compliance Officer
Brian O. Moon	Vice President and Treasurer
Julie Cotton Hearne (3)	Vice President and Corporate Secretary
Mersini G. Keller	Vice President and Tax Officer
Angel R. Ramos (3)	Vice President and Tax Officer
Preston L. Schnoor (2)	Vice President, Product Filing
Aimy T. Tran (2)	Vice President, Product Filing
Tyra G. Wheatley (3)	Vice President, Product Filing
Barbara L. Rayll (3)	Vice President, Business Case Development
Michelle D. Campion (4)	Vice President
Korey L. Dalton	Vice President
Jeffrey S. Flinn (5)	Vice President
Christopher J. Hobson (5)	Vice President
Jennifer N. Miller	Vice President
Mark R. Szycher (3)	Vice President
Marjorie D. Brothers (3)	Assistant Secretary
Janice A. McCullough (2)	Assistant Secretary
Angela G. Bates	Anti-Money Laundering and Economic Sanctions Compliance Officer
Joey Dongliang Zhou	Illustration Actuary
Kenneth R. Kiefer (9)	Head of Structured Settlements
Michael F. Mulligan (1)	Head of International Pension Risk Transfer
Ethan D. Bronsnick (8)	Head of U.S. Pension Risk Transfer
Aileen V. Apuy	Manager, State Filings
Connie C. Merer (2)	Assistant Manager, State Filings
Melissa H. Cozart (3)	Privacy Officer
Thomas Bartolomeo	Chief Information Security Officer

(1)
10880 Wilshire Boulevard, Suite 1101, Los Angeles, CA 90024
(2)
21650 Oxnard Street, Suite 750, Woodland Hills, CA 91367
(3)
2919 Allen Parkway, Woodson Tower, Houston, TX 77019
(4)
2727-A Allen Parkway, 3-D1, Houston, TX 77019
(5)
2929 Allen Parkway, America Tower, Houston, TX 77019
(6)
3211 Shannon Road, Durham, NC 27707
(7)
50 Danbury Road, Wilton, CT 06897
(8)
30 Hudson Street, Jersey City, NJ 07302
(9)
1050 N. Western Street, Amarillo, TX 79106
Item 29.  Persons Controlled by or Under Common Control with Depositor or Registrant
The Registrant is a separate account of The United States Life Insurance Company in the City of New York (“Depositor”). The Depositor is an indirect, wholly owned subsidiary of Corebridge Financial, Inc. (“Corebridge”). An organizational chart for Corebridge can be found as Exhibit 21 in Corebridge Form 10-k, SEC File No. 001-41504, Accession No. 0001889539-25-000014, filed on February 13, 2025. Exhibit 21 is incorporated herein by reference.
Item 30.  Indemnification
Insofar as indemnification for liability arising under the Securities Act of 1933 (“Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the

Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The United States Life Insurance Company in the City of New York
To the full extent authorized by law, the corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding, whether criminal or civil, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or serves or served in any capacity in any other corporation at the request of the corporation. Nothing contained herein shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.
Item 31.  Principal Underwriter
(a)  Corebridge Capital Services, Inc. acts as distributor for the following investment companies:
American General Life Insurance Company
Variable Separate Account
Variable Annuity Account Five
Variable Annuity Account Seven
Variable Annuity Account Nine
Variable Annuity Account Ten
AG Separate Account D
AGL Separate Account I of AGL
AGL Separate Account VL-R
The United States Life Insurance Company in the City of New York
FS Variable Separate Account
FS Variable Annuity Account Five
USL Separate Account USL VL-R
USL Separate Account USL A
USL Separate Account RS
The Variable Annuity Life Insurance Company
Variable Annuity Life Insurance Co Separate Account A
SunAmerica Series Trust
Seasons Series Trust
VALIC Company 1
(b)  Directors, Officers and principal place of business:
Officer/Directors*	Position
Christina M. Nasta	Director, Chairman, President and Executive Chief Officer
John P. Byrne III (1)	Director
Nicholas G. Intrieri	Director
Ryan Tapak	Director
Eric Taylor	Director
Frank Curran	Vice President, Chief Financial Officer, Chief Operations Officer, Controller, and Treasurer
Michael Fortey (1)	Chief Compliance Officer
Julie A. Cotton Hearne (1)	Vice President and Secretary
Mersini G. Keller	Vice President, Tax Officer
John T. Genoy	Vice President
Mallary L. Reznik (2)	Vice President
Marjorie Brothers (1)	Assistant Secretary

* Unless otherwise indicated, the principal business address of Corebridge Capital Services, Inc. and of each of the above individuals is 30 Hudson Street, 16th Floor, Jersey City, NJ 07302.
Principal business address 2919 Allen Parkway, Houston, TX 77019
Principal business address 21650 Oxnard Street, Suite 750, Woodland Hills, CA 91367-4997
(c)  Corebridge Capital Services, Inc. retains no compensation or commissions from the Registrant.
Item 32.  Location of Accounts and Records
All records referenced under Section 31(a) of the Investment Company Act of 1940, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of The United States Life Insurance Company in the City of New York located at 28 Liberty Street, Floor 47, New York, NY 10005-1400.
Item 33.  Management Services
Not Applicable.
Item 34. Fee Representation and Other Representations
Fee Representation
Depositor represents that the fees and charges to be deducted under the Contracts described in the prospectus contained in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Depositor in accordance with Section 26(f)(2)(A) of the Investment Company Act of 1940.
Other Representations
The Registrant hereby represents that it is relying on the No-Action Letter issued by the Division of Investment Management to the American Council of Life Insurance dated November 28, 1988 (Commission Ref. No. IP-6-88). Registrant has complied with conditions one through four on the No-Action Letter.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, USL Separate Account RS has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York, on this 3rd day of September, 2025.
USL SEPARATE ACCOUNT RS
(Registrant)
BY: THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
(On behalf of the Registrant and itself)
BY:
/s/ CHRISTOPHER P. FILIAGGI

CHRISTOPHER P. FILIAGGI
DIRECTOR, SENIOR VICE PRESIDENT, AND CHIEF FINANCIAL OFFICER
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
*CHRISTOPHER B. SMITH CHRISTOPHER B. SMITH	Director, Chairman of the Board, and President (Principal Executive Officer)	September 3, 2025

/s/ CHRISTOPHER P. FILIAGGI CHRISTOPHER P. FILIAGGI	Director, Senior Vice President, and Chief Financial Officer (Principal Accounting Officer)(Principal Financial Officer)	September 3, 2025

*LISA M. LONGINO LISA M. LONGINO	Director, Executive Vice President, and Chief Investment Officer	September 3, 2025

*JONATHAN J. NOVAK JONATHAN J. NOVAK	Director, President, Institutional Markets	September 3, 2025

*BRYAN A. PINSKY BRYAN A. PINSKY	Director, President, Individual Retirement	September 3, 2025

*WILLIAM J. CARR WILLIAM J. CARR	Director	September 3, 2025

*GLEN D. KELLER GLEN D. KELLER	Director	September 3, 2025

*SANDRA M. MCDERMOTT SANDRA M. MCDERMOTT	Director	September 3, 2025

*BY:/s/ JOHNPAUL S. VAN MAELE JOHNPAUL S. VAN MAELE Attorney-in-Fact pursuant to Powers of Attorney filed previously and/or herewith.	September 3, 2025